UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)




                            People's Choice TV Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    710847104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



          Robert L. Friedman                  Wireless Holding LLC
          Blackstone Management               C/o Murray Capital
          Associates II L.L.C.                Management, Inc.
          345 Park Avenue                     Attn: James B. Hoffman
          New York, New York  10154           110 East 59th Street
          (212) 935-2626                      New York, New York  10022
                                              (212) 588-1511
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)



                                  April 6, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                        (Continued on following page(s))

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackstone Capital Partners II Merchant Banking Fund L.P.
       I.R.S. Identification No. - 13-3805280


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             830,525
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       830,525

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       830,525

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackstone Offshore Capital Partners II L.P.

       I.R.S. Identification No. - Not Applicable


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             217,930
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       217,930

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       217,930

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackstone Family Investment Partnership II L.P.

       I.R.S. Identification No. - 13-3702088


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             56,763
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       56,763

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       56,763

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Blackstone Management Associates II L.L.C.

       I.R.S. Identification No. - 13-3734135


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,105,218
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,105,218

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,105,218

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Wireless Holding LLC

       I.R.S. Identification No. - 13-4045417


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,105,218
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,105,218

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,105,218

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  710847104                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Murray Capital Management, Inc.

       I.R.S. Identification No. - 13-3832203


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                             (a)  [ ]
                                                             (b)  [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,105,218
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,105,218

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,105,218

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       C0


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


         Amendment No. 4 to this Schedule 13D is being filed jointly by Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P. a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("Blackstone Management"), Wireless Holding LLC, a Delaware limited liability company ("Wireless Holding"), and Murray Capital Management, Inc., a Delaware corporation ("Murray Capital") (the foregoing, collectively, the "Reporting Persons"). Capitalized terms used herein without definition have the meanings set forth in the Reporting Persons' Schedule 13D as amended by Amendments No. 1 to 3 thereto.

         Item 5 is hereby amended as follows:

         Item 5.   Interest in Securities of the Issuer.

         In accordance with the Certificate of Designations for the Preferred Stock, the Reporting Persons have received, since the date of the fling of Amendment No. 3 to this Schedule 13D, an additional 17,976 shares of Preferred Stock as pay-in-kind dividends on the Preferred Stock.

         On April 2, 1999, Wireless Holding entered into a Stock Purchase and Option Agreement with Sprint Corporation ("Sprint")(the "Agreement") with respect to its holdings of shares of Preferred Stock (together with any and all cash, securities, interest and other property and proceeds that may be exchanged for, or distributed or collected in respect of such Preferred Stock). On April 5, 1999, Wireless Holding sold 497,405 shares of Preferred Stock to Sprint for a total purchase price of $15 million. In addition, Wireless Holding granted Sprint options to purchase 123,699 shares and 125,000 shares of Preferred Stock, respectively. The first option has an aggregate exercise price of $4,480,109 (plus interest at 6% per annum, compounded quarterly) and must be exercised by Sprint promptly, but in no event later than 30 days, after the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and regulations thereunder ("HSR Act"). The second option has an aggregate exercise price of $3,853,420 (plus interest at 6% per annum, compounded quarterly) and may be exercised by Sprint at any time prior to the Expiration Date, as defined below.

         Each option will expire on the 18th month anniversary date of the Agreement ("Expiration Date"), subject to early termination by Wireless Holding if early termination or expiration of the HSR Act waiting period has not occurred within 150 days. If an option has not been exercised prior to the Expiration Date, Wireless Holding has the right to deliver, at any time for 30 days after the Expiration Date, a notice requiring Sprint to purchase the shares of Preferred Stock at the applicable option price (together with accrued interest) (the "Put Right"). Under certain circumstances, the time period during which the option may be exercised may be extended up to a maximum of three months. The Put Right may, however, extend for a period of up to 45 months following the date of the Agreement.

         Prior to the exercise of the options, the Reporting Persons will retain the right to vote the shares of Preferred Stock subject to such options. Through the receipt of pay-in-kind dividends and after giving effect to the sale of 497,405 shares of Preferred Stock as described above, BCP II, BOCP II and BFIP II may be deemed to beneficially own approximately 186,887, 49,039, and 12,773 of Preferred Stock, respectively, all of which are convertible, at any time into approximately 830,525, 217,930, and 56,763 shares of Common Stock, respectively. Wireless Holding is the beneficial owner of an aggregate of 248,699 shares of Preferred Stock, which are convertible, at any time into approximately 1,105,218 shares of Common Stock. Such shares of Common Stock would represent in the aggregate approximately 7.9% of the total number of shares of Common Stock outstanding as of March 25, 1999 (based on the number of shares outstanding on such date as represented by the Issuer), after giving effect to the issuance of such additional Common Stock upon the conversion of the Preferred Stock.

         The above descriptions of the Agreement and related matters set forth in this Item and in Item 6 are summaries, and are qualified in their entirety by reference to the complete text of such Agreement which is filed as an exhibit to this Amendment No. 4 to Schedule 13D.

         Item 6 is hereby amended as follows:

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Agreement sets forth certain terms and conditions governing the Reporting Persons' continued ownership of the Preferred Stock. Under the Agreement, Wireless Holding is prohibited from selling, transferring, assigning, pledging, hypothecating or otherwise disposing of or limiting its right to vote in any manner any of its shares of Preferred Stock. In addition, Wireless Holding will refrain from taking any action that would have the effect of disabling or preventing Wireless Holding from performing its obligations under the Agreement.

         Wireless Holding also has agreed to take all commercially reasonable actions that are necessary or appropriate to ensure that it remains a "Designated Transferee" under the terms of the Certificate of Designation and not to take any action that would cause it to cease being so designated. Sprint has agreed to bear certain expenses in connection with Wireless Holding's taking such actions.

         There are no agreements or understanding between the Reporting Persons and Sprint with respect to Wireless Holding's voting of the shares of Preferred Stock subject to the options.

         Item 7 is hereby amended as follows:

         Item 7.   Material to be Filed as Exhibits.

         The Index of Exhibits attached to this Schedule 13D is hereby incorporated by reference in its entirety.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      BLACKSTONE CAPITAL PARTNERS II
                                      MERCHANT BANKING FUND L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.

                                      By:/s/ Robert L. Friedman
                                         --------------------------
                                         Name: Robert L. Friedman
                                         Title: Authorized Person

                                      BLACKSTONE OFFSHORE CAPITAL
                                      PARTNERS II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.

                                      By:/s/ Robert L. Friedman
                                         ---------------------------
                                         Name: Robert L. Friedman
                                         Title: Authorized Person

                                      BLACKSTONE FAMILY INVESTMENT
                                      PARTNERSHIP II L.P.

                                      By:  BLACKSTONE MANAGEMENT
                                           ASSOCIATES II L.L.C.

                                      By:/s/ Robert L. Friedman
                                         ---------------------------
                                         Name: Robert L. Friedman
                                         Title: Authorized Person

                                      BLACKSTONE MANAGEMENT
                                      ASSOCIATES II L.L.C.


                                      By:/s/ Robert L. Friedman
                                         ---------------------------
                                         Name: Robert L. Friedman
                                         Title: Authorized Person

                                      WIRELESS HOLDING L.L.C.

                                      By:/s/ Marti P. Murray
                                         ---------------------------
                                         Name: Marti P. Murray
                                         Title: Authorized Person

                                      MURRAY CAPITAL MANAGEMENT, INC.

                                      By:/s/ Marti P. Murray
                                         -----------------------------
                                         Name: Marti P. Murray
                                         Title: President and Secretary
Dated:  April 8, 1999

                                INDEX OF EXHIBITS

Number              Description
------              -----------

Exhibit 7 Securities Purchase and Option Agreement dated as of April 2, 1999 between Sprint Corporation and Wireless Holding